SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 1999

Commission file number: 1-11793

A.     Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                 The Dial Corporation 401(k) Plan for Hourly Employees

B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                 THE DIAL CORPORATION
                 15501 NORTH DIAL BOULEVARD
                 SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation 401(k) Plan for Hourly Employees has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 25, 2000	THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES By /s/ Susan J. Riley Susan J. Riley Executive Vice President and Chief Financial Officer of The Dial Corporation

THE DIAL CORPORATION 401(k) PLAN
FOR HOURLY EMPLOYEES

Financial Statements
For the Year Ended November 30, 1999 and the
Eleven-Month Period Ended November 30, 1998,
Supplemental Schedules for the Year Ended
November 30, 1999, and Independent Auditors' Report

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 1999 AND 1998 AND FOR THE YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-11

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 1999 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes	12

Reportable Transactions	13

EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT	14

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Plan Participants
The Dial Corporation 401(k) Plan for Hourly Employees
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), as of November 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules as of and for the year ended November 30, 1999 on pages 12 and 13 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 5, 2000

THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS NOVEMBER 30, 1999 AND 1998
ASSETS	1999	1998

INVESTMENTS AT FAIR VALUE:
Shares of registered investment companies:
Vanguard Windsor II Fund	$ 12,207,292	$ 11,960,995
T. Rowe Price Stable Value Fund	4,109,715	4,060,795
Vanguard GMA Fund	1,621,009	1,494,857
Common stock:
The Dial Corporation Common Stock Fund	4,481,900	3,297,548
FINOVA Group Inc. Common Stock Fund	83,429	156,185
Viad Corp Common Stock Fund	1,166,783	1,270,880
Participant notes receivable	499,878	421,385

Total investments at fair value	24,170,006	22,662,645

DIVIDENDS RECEIVABLE	404	4,835

NET ASSETS AVAILABLE FOR BENEFITS	$ 24,170,410	$ 22,667,480

See notes to financial statements.
2 THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
	1999	1998

ADDITIONS:
Contributions:
Employer	$ 241,162	$ 176,688
Employee pre-tax	2,240,157	1,783,573
Employee after-tax	166,488	122,158

Total contributions	2,647,807	2,082,419

Investment income:
Dividends	1,448,322	206,543
Interest	268,578	243,991
Net (depreciation)/appreciation in fair value of investments	(1,194,018)	2,160,070

Total investment income	522,882	2,610,604

Total additions	3,170,689	4,693,023

DEDUCTIONS - Benefits paid to participants	1,667,759	1,101,984

NET INCREASE	1,502,930	3,591,039

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD	22,667,480	19,076,441

NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD	$ 24,170,410	$ 22,667,480

See notes to financial statements.
3 THE DIAL CORPORATION 401(k) PLAN FOR HOURLY EMPLOYEES NOTES TO FINANCIAL STATEMENTS YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
1.

DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation 401(k) Plan for Hourly Employees (the "Plan"), is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan, commonly known as the Planning Retirement Income Management Earnings Plan ("PRIME"), was established October 1, 1991.  Employees of certain facilities of The Dial Corporation (the "Company") who are covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period.  Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations.

Effective January 1, 1998, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30.  The change is effective for the Plan year commencing as of December 1, 1998.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a.

Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants.  The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

1)

Vanguard Windsor II Fund - This fund invests in the common stock of selected companies.  The fair value of the fund is dependent upon the market value of the stocks.  Any dividends received are reinvested.

2)

T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested.  The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants.  Crediting interest rates for the fund's underlying GICs ranged from approximately 5.35% to 8.41% for 1999 and 3.04% to 6.16% for 1998, resulting in a blended rate of return for the fund of 5.95% and 6.07%, for 1999 and 1998, respectively.

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3)

Vanguard GMA Fund - This fund invests primarily in Government National Mortgage Association ("GNMA") certificates.  These securities represent ownership in pools of approved mortgage loans which provide a yield based on the ratios of return of the GNMA holdings that comprise the portfolio.  The fair value of the fund is dependent upon fluctuations in market conditions.

4)

The Dial Corporation ("Dial") Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund. The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

5)

FINOVA Group Inc. ("FINOVA") Common Stock Fund - This fund invests in the common stock of FINOVA.  Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix.  The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

6)

Viad Corp ("Viad") Common Stock Fund - This fund invests in the common stock of Viad.  Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix.  The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b.

Contributions - Voluntary wage reductions may be elected by the employee.  These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation.  For participants of the Plan at the Ft. Madison plant, Company matching contributions changed effective October 4, 1999 such that company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction.  Company matching contributions for other Plan participants are 25% of wage reductions up to a certain maximum contribution per week.  Each employee may elect an after-tax contribution of between 1% and 10% of compensation.  No Company matching contributions are made based on after-tax contributions.  All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.  Company matching contributions are invested by T. Rowe Price pursuant to the investment elections of the participant.

	c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.
5
d.

Participant Loans and Hardship Withdrawals - Effective September 1, 1995, the Plan was amended to allow participants covered by the collective bargaining agreements at Fort Madison and Aurora to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000.  The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year.  Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.  Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties.  Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

	e.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.

Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments.  The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.

Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors.  Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company.  For the year ended November 30, 1999 and the eleven-month  period ended November 30, 1998, Plan expenses were paid directly by the Company.

h

Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Significant accounting policies are as follows:

	a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices.  Common stock is valued at its quoted market price.  Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

	c.	Payment of Benefits - Benefits are recorded when paid.
6
d.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

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3.   NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of November 30, 1999 and 1998:

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
NOVEMBER 30, 1999

		T. Rowe		The Dial	FINOVA	Viad
		Price		Corporation	Group Inc.	Corp
	Vanguard	Stable	Vanguard	Common	Common	Common	Participant
	Windsor	Value	GMA	Stock	Stock	Stock	Notes
	II Fund	Fund	Fund	Fund	Fund	Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
Vanguard Windsor II Fund	$ 12,207,292							$ 12,207,292
T. Rowe Price Stable Value Fund		$ 4,109,715						4,109,715
Vanguard GMA Fund			$ 1,621,009					1,621,009
Common stock:
The Dial Corporation				$ 4,481,900				4,481,900
FINOVA Group Inc.					$ 83,429			83,429
Viad Corp						$ 1,166,783		1,166,783
Participant notes receivable							$ 499,878	499,878
Dividends receivable					404			404

NET ASSETS AVAILABLE
FOR BENEFITS	$ 12,207,292	$ 4,109,715	$ 1,621,009	$ 4,481,900	$ 83,833	$ 1,166,783	$ 499,878	$ 24,170,410

8 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION NOVEMBER 30, 1998

		T. Rowe		The Dial	FINOVA	Viad
		Price		Corporation	Group Inc.	Corp
	Vanguard	Stable	Vanguard	Common	Common	Common	Participant
	Windsor	Value	GMA	Stock	Stock	Stock	Notes
	II Fund	Fund	Fund	Fund	Fund	Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
investment companies:
Vanguard Windsor II Fund	$ 11,960,995							$ 11,960,995
T. Rowe Price Stable Value Fund		$ 4,060,795						4,060,795
Vanguard GMA Fund			$ 1,494,857					1,494,857
Common stock:
The Dial Corporation				$ 3,297,548				3,297,548
FINOVA Group Inc.					$ 156,185			156,185
Viad Corp						$ 1,270,880		1,270,880
Participant notes receivable							$ 421,385	421,385
Dividends receivable					474	4,361		4,835

NET ASSETS AVAILABLE
FOR BENEFITS	$ 11,960,995	$ 4,060,795	$ 1,494,857	$ 3,297,548	$ 156,659	$ 1,275,241	$ 421,385	$ 22,667,480

 9

4.   FUND INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net (depreciation) appreciation in fair value of investments, and benefits paid to participants by fund are as follows for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998:

Employer contributions:	1999	1998

Vanguard Windsor II Fund	$ 119,194	$ 83,783
T. Rowe Price Stable Value Fund	45,697	37,933
Vanguard GMA Fund	22,603	18,744
The Dial Corporation Common Stock Fund	53,668	36,228

Total	$ 241,162	$ 176,688

Employee pre-tax contributions:
Vanguard Windsor II Fund	$ 1,134,290	$ 885,322
T. Rowe Price Stable Value Fund	400,239	364,494
Vanguard GMA Fund	197,078	176,145
The Dial Corporation Common Stock Fund	508,550	357,612

Total	$ 2,240,157	$ 1,783,573

Employee after-tax contributions:
Vanguard Windsor II Fund	$ 80,890	$ 65,213
T. Rowe Price Stable Value Fund	28,404	23,587
Vanguard GMA Fund	14,290	10,379
The Dial Corporation Common Stock Fund	42,904	22,979

Total	$ 166,488	$ 122,158

Dividend income:
Vanguard Windsor II Fund	$ 1,286,093	$ 73,809
Vanguard GMA Fund	105,271	86,049
The Dial Corporation Common Stock Fund	42,609	27,025
FINOVA Group Inc. Common Stock Fund	1,659	1,808
Viad Corp Common Stock Fund	12,690	17,852

Total	$ 1,448,322	$ 206,543

Interest income:
T. Rowe Price Stable Value Fund	$ 234,922	$ 215,395
Participant Notes Receivable	33,656	28,596

Total	$ 268,578	$ 243,991

10
Net (depreciation)/appreciation in fair value of investments:
Vanguard Windsor II Fund	$(1,498,995)	$ 1,289,655
Vanguard GMA Fund	(78,795)	5,106
The Dial Corporation Common Stock Fund	229,809	616,904
FINOVA Group Inc. Common Stock Fund	(38,017)	11,470
Viad Corp Common Stock Fund	191,980	236,935

Total	$(1,194,018)	$ 2,160,070

Benefits paid to participants:
Vanguard Windsor II Fund	$ 592,865	$ 594,215
T. Rowe Price Stable Value Fund	525,517	231,331
Vanguard GMA Fund	111,238	78,736
The Dial Corporation Common Stock Fund	290,614	109,880
FINOVA Group Inc. Common Stock Fund	20,221	12,373
Viad Corp Common Stock Fund	117,618	52,788
Participant Notes Receivable	9,686	22,661

Total	$ 1,667,759	$ 1,101,984

5.      RELATED PARTY TRANSACTIONS

Plan investments include shares of the T. Rowe Price Stable Value Fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.      FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on March 12, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

11

THE DIAL CORPORATION
401(k) PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE NOVEMBER 30, 1999 Item 27a - Schedule of Assets Held for Investment Purposes

Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or MaturityValue	Cost	Value

Vanguard Windsor II Fund	Mutual Fund (428,777 shares)	$ 9,910,508	$ 12,207,292

T. Rowe Price Stable Value Fund	GIC Fund (4,109,715 shares)	4,109,715	4,109,715

Vanguard GMA Fund	Mutual Fund (162,752 shares)	1,662,135	1,621,009

The Dial Corporation	Common Stock (159,711 shares)	3,129,604	4,481,900

FINOVA Group Inc.	Common Stock (2,243 shares)	14,917	83,429

Viad Corp	Common Stock (44,343 shares)	511,623	1,166,783

Participant Notes Receivable	Participant loans
	(Interest at 7.50% to 9.00%,
	maturing from 1999 to 2014)	499,878	499,878

	Total assets held for investment
	purposes	$19,838,380	$24,170,006

12 THE DIAL CORPORATION 401 (k) PLAN FOR HOURLY EMPLOYEES SUPPLEMENTAL SCHEDULE YEAR ENDED NOVEMBER 30, 1999 Item 27d - Schedule of Reportable Transactions

Column A Identity Of Party Involved	Column B Description of Asset	Column C Purchase Price	Column D Selling Price	Column G Cost of Asset	Column H Current Value of Asset on Transaction Date	Column I Net Gain Or (Loss)

Single Transactions
Vanguard Windsor II Fund	Mutual Fund	$1,157,526		$1,157,526	$1,157,526

Series of Transactions

Vanguard Windsor II Fund	Mutual Fund	3,028,327		3,028,327	3,028,327

Vanguard Windsor II Fund	Mutual Fund		$1,283,035	1,030,821	1,283,035	$252,214

The Dial Corporation	Common Stock Fund	1,487,242		1,487,242	1,487,242

The Dial Corporation	Common Stock Fund		532,700	344,207	532,700	188,493

T. Rowe Price Stable Value Fund	GIC Fund	1,142,351		1,142,351	1,142,351

T. Rowe Price Stable Value Fund	GIC Fund		1,093,432	1,093,432	1,093,432

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

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